UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	January 2007
Commission File Number:	000-49917

NEVADA GEOTHERMAL POWER INC.
(Translation of registrant's name into English)

900-409 Granville Street
Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ¨	No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - __________

Click here for printer-friendly PDF version

2

EXHIBIT LIST

Exhibit Number	Description
99.1	News Release of Nevada Geothermal Power Inc. dated January 5, 2007
99.2	News Release of Nevada Geothermal Power Inc. dated January 15, 2007
99.3	News Release of Nevada Geothermal Power Inc. dated January 16, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Don J.A. Smith

Don J.A. Smith
Chief Financial Officer and Secretary

Date: February 19, 2007

Exhibit 99.1

Nevada Geothermal Power Inc. Announces
Geothermal Drilling Planned for Pumpernickel Project, Nevada

VANCOUVER, B.C. (January 5th, 2007) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) (“Nevada Geothermal”) announced today that three thermal gradient wells (temperature survey) and a seismic survey are planned for the Pumpernickel geothermal field in Nevada. Work is anticipated to commence upon permitting approval. The drilling will enhance our understanding of the characteristics of the Pumpernickel geothermal reservoir and is the final exploration effort prior to drilling a deep production assessment well.

The exploration program is operated by Nevada Geothermal.  Sierra Geothermal Power Corp. (TSX-V: SRA) has the obligation to fund the exploration effort under its option to acquire a 50% interest in the Pumpernickel Geothermal Project from Nevada Geothermal.

Widespread geothermal fluids are being channeled to the surface (hot springs) through range-front faults and suggest potential for an electricity-grade geothermal resource. Combined data from the previously drilled wells define a field of at least 1.5 by 3.5 km with thermal gradients  >100o C/km.  The geothermal gradients in both the Magma and PVTG-3 holes increased near the bottom of the holes to 160o C/km and 200o C/km, respectively (Shevenell and Garside, 2003).

David Blackwell, PhD, a well known geothermal heat flow expert and the world’s foremost expert in temperature gradient analysis, has identified the Pumpernickel site as one of the top geothermal prospects in Nevada.

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is a renewable energy company exploring and developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in the Blue Mountain, Pumpernickel, Black Warrior projects in Nevada and the Crump Geyser Project in southern Oregon.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans

Managing Partners
Pro-Edge Consultants Inc.

Telephone: (416) 581-0177
Toll Free: (866) 544-9622 or
info@pro-edge.com
www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 99.2

Nevada Geothermal Power Inc.
Progress Report at Blue Mountain Geothermal Site

VANCOUVER, BC (January 15, 2007) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTCBB: NGLPF) announces a progress update on the development at the Blue Mountain Geothermal site.

Blue Mountain Resource - Development Drilling Update

Well 38-14 has been drilled to 2006 feet with 13 7/8 inch production casing cemented in place. Drilling has been temporarily suspended with the hole at 2006 feet due to a major equipment breakdown that occurred on December 5th. The mechanical difficulty had been that the draw works motor seized and on December 9th the second motor that had been installed ran for less than 1 minute before it seized leaving the drill pipe suspended in the hole. The pipe was recovered on December 31, 2006 and the pipe laid down and the rig was subsequently released.

A replacement geothermal rig has been identified and is expected to be on site mid-February. The new contractor is reputable and very well known, with over twenty years of experience in the completion of geothermal production wells in Nevada. Well 38-14 is anticipated to be drilled to approximately 3500 feet and is expected to yield similar results to Well 28A-14. As per the news release on (October 18, 2006), Well 28A-14 encountered a “prolific” production zone between 2215 feet and hole bottom at 2815 feet.

Drilling problems at Well 38-14 have been resolved without any impact on the overall development schedule. This means that the Faulkner 1 Geothermal Power Plant at Blue Mountain will still be brought on line in 2009.

There has been considerable progress in the development of the Blue Mountain “Faulkner 1” power project:

The Company’s initial development well 26A-14 has a gross power capacity of 9.6 MW (enough to supply power to 7,000-10,000 homes). Furthermore, the 365 F°(185°C) temperature and the energy content of produced fluids per unit of volume was higher than anticipated at the depth encountered. New chemistry of representative geothermal waters from 26A-14 predicts source temperatures of 225-235°C (Thermochem Laboratory and Consulting Services Report, December18, 2006).  Drilling and geothermometry results indicate that the Blue Mountain reservoir may be capable of supporting a flash-type geothermal plant which would result in lower capital and operating costs.

A 20-year Power Purchase Agreement (“PPA”) was completed in July 2006. According to this Agreement, Nevada Geothermal Power Company, NGP’s U.S. subsidiary will provide Nevada Power Company, a Nevada utility, with up to 35 MW (gross) 31.25 MW (net) of geothermal power and associated Renewable Energy Credits (RECs).  In October 2006, Nevada Power Company filed the NGP PPA along with others as an amendment to its Resource Plan and submitted them to the Nevada Public Utilities Commission of Nevada (“NPUC”) for approval. NPUC approval of the power contract is anticipated early 2007.

Project Infrastructure

System Impact Studies for the electrical grid connection of the Faulkner 1 Power Development Project have been completed. Additionally, a location north of Mill City, Nevada was approved for the Blue Mountain power line to connect with the SPPCo #162 (120 kV) transmission line in September 2006.  Separately, a Facilities Study will be completed by February, 2007.

Suite 900 – 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2

In November 2006 an initial Utility Environment Protection Act (UEPA) permit application was submitted to the Public Utility Commission.  In addition, work has commenced on all of the other major permits required by the project.

NGP met with the Humboldt and Pershing County Commissions in November 2006 and also held public forums to discuss the Blue Mountain Faulkner 1 Power Development and the transmission line project. The commissioners of both Humboldt and Pershing and other public authorities have expressed their support for the Blue Mountain project.

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is a renewable energy company exploring and developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in the Blue Mountain, Pumpernickel, Black Warrior projects in Nevada and the Crump Geyser Project in southern Oregon.

##

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans

Managing Partners
Pro-Edge Consultants Inc.

Telephone: (416) 581-0177
Toll Free: (866) 544-9622 or
info@pro-edge.com
www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 900 – 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2

Exhibit 99.3

Nevada Geothermal Power Inc. Announces Private Placement

VANCOUVER, B.C. (January 16, 2007) – Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTC-BB: NGLPF) announced that it will be proceeding  with a brokered private placement, on a bought deal basis, consisting of 3,850,000 units (“Units”) at C$.65 per Unit for gross proceeds of approximately C$2,502,500.  NGP has also agreed to grant the underwriters an over-allotment option exercisable for up to 30 days following the Closing Date (expected to be January 23, 2007) to increase the size of the Offering by up to 7,700,000 units at C$0.65 or C$5,005,000.

Each unit will consist of one common share and one share purchase warrant (a “Unit”).  One warrant will entitle the holder to purchase one additional common share for a period of 24 months at a price of C$1.10 per warrant share, subject to an acceleration provision such that if at any time six months after the closing the price per NGP share on the TSX Venture Exchange is C$1.65 or higher for ten (10) consecutive business days, then NGP shall give the investors notice that the warrants must be exercised or they will expire within 30 days.

Dundee Securities Corporation (“Dundee”) will manage the Offering.  The underwriters will receive a 7% cash commission and will be granted an option (the “Compensation Option”) to acquire that number of Units that is equal to 8% of the number of Units issued under the Offering.  The Compensation Option shall entitle the underwriters to purchase Units, exercisable at the offering price of the Units for a period of 24 months following closing of the Offering.

If all of the Units are sold, including the over-allotment option, the net proceeds to be realized by NGP from the private placement will be approximately C$6,941,975 which shall be used to fund further development at the Blue Mountain Geothermal Site and for general working capital.  The securities to be issued under the Offering shall be subject to a four month hold period, and the Offering is subject to the acceptance of the TSX Venture Exchange.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon.  An initial up to 35 MW gross (31.5 MW net) power plant is planned to begin generating power at the Blue Mountain site subject to further resource drilling and feasibility studies.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-633-1822

Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans

Managing Partners
Pro-Edge Consultants Inc.

Telephone: (416) 581-0177
Toll Free: (866) 544-9622 or
info@pro-edge.com
www.pro-edge.com

Suite 900 – 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.